UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Deutsche Strategic Municipal Income Trust (f/k/a DWS Strategic Municipal Income Trust)
(Name of Issuer)

Floating Rate Municipal Term Preferred Shares, Series 2015
(Title of Class of Securities)

25159F300
(CUSIP Number)

Marc Wetherhill PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda Telephone: 441-294-4403
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25159F300	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
PartnerRe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC The shares were deemed beneficially owned as a result of PartnerRe Ltd. being the ultimate parent company of Partner Reinsurance Company of the U.S.

CUSIP No. 25159F300	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Partner Reinsurance Company of the U.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 25159F300	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
PartnerRe Principal Finance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; IA

The shares were deemed beneficially owned as a result of PartnerRe Principal Finance Inc. being the investment adviser of Partner Reinsurance Company of the U.S. and Partner Reinsurance Company Ltd.

Page 5 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to floating rate municipal term preferred shares (collectively, the “MTPS Shares”) of Deutsche Strategic Municipal Income Trust (the “Issuer”).

The Issuer’s principal executive offices are located at: Deutsche Asset & Wealth Management, One Beacon Street, Boston, MA 02108, Attn: Secretary of the Deutsche Funds.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D thereto (the “Original Schedule 13D” and together with this Amendment, this “Statement”) filed by the Reporting Persons on May 27, 2015.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

This Statement is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)	PartnerRe Ltd. (“PartnerRe”) is incorporated in Bermuda. Its principal business is acting as the ultimate holding company for the international reinsurance and insurance business of its wholly-owned subsidiaries. The address of the principal business and principal office of PartnerRe is Wellesley House South, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

(2)	Partner Reinsurance Company of the U.S. (“PRC-US”) is a property and casualty insurance company incorporated in New York. Its principal business is reinsurance. PRC-US is a wholly owned indirect subsidiary of PartnerRe. The address of the principal business and principal office of PRC-US is One Greenwich Plaza, Greenwich, Connecticut 06830.

(3)	PartnerRe Principal Finance Inc. (“Principal Finance”) is a Delaware corporation. Its principal business is acting as an internal consultant and investment adviser to certain wholly-owned subsidiaries of PartnerRe, including PRC and PRC-US. Principal Finance is a wholly owned indirect subsidiary of PartnerRe. The address of the principal business and principal office of Principal Finance is One Greenwich Plaza, Greenwich, Connecticut 06830.

During the last 5 years none of the Reporting Persons has been convicted in a criminal proceeding.

During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 7 Pages

Information required by Instruction C to Schedule 13D concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached to the Original Schedule 13D, and is incorporated by reference herein.  To the best knowledge of the Reporting Persons, during the last 5 years none of such Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

On January 16, 2015, Partner Reinsurance Company Ltd. (“PRC”) and Citibank N.A. (“Citibank”) entered into a Put/Call Agreement (the “Put/Call Agreement”), by which, among other things, (i) PRC granted Citibank an option (exercisable between January 21, 2015 and March 31, 2015) (the “Put Option”) to cause PRC to purchase the MTPS Shares from Citibank at the option price of $60,475,000 plus accumulated but unpaid dividends (the “Option Price”); and (ii) Citibank granted PRC an option (exercisable on April 1, 2015) (the “Call Option”) to cause Citibank to sell the MTPS Shares to PRC at the Option Price.  In connection with the Put/Call Agreement, Citibank paid PRC a fee of $604,750 in cash.

On January 31, 2015, the date that is sixty days prior to April 1, 2015, the date on which PRC became entitled to exercise the Call Option, PRC, PartnerRe and Principal Finance may be deemed to have acquired beneficial ownership of the MTPS Shares.

On March 3, 2015, Citibank notified PRC that it was exercising the Put Option.  PRC designated its affiliate, PRC-US, to perform its obligations under the Put/Call Agreement, and accordingly PRC-US purchased the MTPS Shares from Citibank on March 10, 2015 for the Option Price of approximately $60,493,557 in cash.  The source of such funds was working capital of PRC-US.

When PRC-US purchased the MTPS Shares from Citibank as PRC’s designee under the Put/Call Agreement, PRC-US acquired beneficial ownership of the MTPS shares, and PRC ceased to have beneficial ownership of the MTPS Shares.

No funds of the Reporting Persons were used in the redemption of the MTPS Shares.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 1, 2015 the Issuer redeemed, in accordance with the terms thereof, all of the MTPS Shares held by the Reporting Persons at $25,000 per share plus accumulated but unpaid dividends.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(e)	On June 1, 2015 as a result of the Issuer’s redemption of its MTPS Shares, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015

PartnerRe Ltd.

By:	/s/ C. Marc Wetherhill
Name: C. Marc Wetherhill
Title: Chief Legal Counsel

Partner Reinsurance Company of the U.S.

By:	/s/ Thomas L. Forsyth
Name: Thomas L. Forsyth
Title: EVP, General Counsel & Corporate Secretary

PartnerRe Principal Finance Inc.

By:	/s/ TK Khan
Name: TK Khan
Title: General Counsel